Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Spectrum Brands, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-162057) on Form S-3 of Spectrum Brands, Inc. of our report dated November 21, 2012, with respect to the consolidated statements of financial position of Spectrum Brands, Inc. and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of operations, shareholder's equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2012, and the related financial statement schedule II, which report appears in the annual report on Form 10-K of Spectrum Brands, Inc.
/s/ KPMG LLP
Milwaukee, Wisconsin
November 21, 2012